UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported) February 21, 2020

Web Blockchain Media, Inc.
(Exact name of registrant as specified in its charter)

Colorado	84-1293864
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3940 Laurel Canyon Blvd #160, Studio City, CA	91604
(Address of principal executive offices)	(Zip Code)

Registrant s telephone number, including area code: (310) 954-1881

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1 Other Events

On February 21, 2020, the issuer, Web Blockchain Media, Inc. (“WEBB”), entered into a Placement Agent and Advisory Services Agreement (“Placement Agent Agreement”) with Dalmore Group, LLC (“Dalmore”) under which Dalmore agreed to secure an investor to purchase bona fide and outstanding and unpaid creditor claims of WEBB in exchange for shares of WEBB’s common stock in a state court approved transaction in compliance with the terms of section 3(a)(10) of the Securities Act of 1933, as amended. Under the terms of the Placement Agent Agreement, WEBB will pay Dalmore 10% of the face value of the claims purchased through the Placement Agent Agreement.

Under the terms of the Order Approving Settlement Agreement and Stipulation (“Settlement Agreement”) discussed below, WEBB entered into a settlement of 3a10 claims dated March 18, 2020, for purchase of $111,003.79 of debt owed to WEBB’s creditors. The settlement agreement was subject to State Court fairness hearing, and on March 17, 2020, a State court granted approval of Settlement Agreement. If satisfied in full, pursuant to the Settlement Agreement the Company shall reduce the Company’s debt obligations in exchange for the issuance of shares of Company’s common stock to Continuation Capital, Inc. at a 50% discount to the market price, in one or more tranches, pursuant to the terms of section 3(a)(10) of the Securities Act of 1933, as amended. In connection with the Settlement Agreement, the Company is to pay a registered placement agent ten percent (10%) of the dollar amount of creditor obligations satisfied pursuant to the Settlement Agreement. The Settlement Agreement allows Continuation Capital to purchase debt that we owe to our creditors through direct purchase of the debts from our creditors and is convertible into shares of our common stock at a 50% reduction off the lowest closing sale price for 30 trading days prior to the date of conversion for each tranche of debt purchased. The Settlement Agreement contains a condition that Continuation Capital, Inc., will not be allowed to hold more than 4.99% of WEBB’s issued and outstanding common stock at anytime. Following the Settlement Agreement for the liabilities purchased by Continuation Capital, Inc., we may issue free trading shares of our common stock under section 3(a)(10) of the Securities Act to Continuation Capital, Inc. in the amount that certain Settlement Agreement permits in a series of tranches so that Continuation Capital, Inc., will not own more than 4.99% of our outstanding shares per tranche.

The foregoing is a summary of the terms of the Placement Agent and Advisory Services Agreement, and Settlement Agreement and are qualified in their entirety by the Placement Agent and Advisory Services Agreement and Settlement Agreement that are attached hereto and incorporated herein as Exhibit 6.1 and Exhibit 6.2.

(d) Exhibits: The following exhibits are filed with this report:

Exhibit No.	Description
6.1	Placement Agent and Advisory Services Agreement dated February 21, 2020 between Web Blockchain Media, Inc. and Dalmore Group, LLC
6.2	Settlement Agreement by and between the Company and Continuation Capital, Inc., dated March 17, 2020.

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SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Web Blockchain Media, Inc.

Date: April 1, 2020	By:	/s/ Steve Slome
Steve Slome
President

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